

May 30, 2013

<u>Via E-Mail</u>
Mr. Michael Rhodes
Chief Executive Officer
Allerayde SAB, Inc.
1 Meadow Road, New Balderton, Newark
Nottinghamshire, UK NG243BP

  **Re: Allerayde SAB, Inc.**
    **Form 8-K Item 4.01**
    **Filed May 14, 2013**
    **Form 8-K/A Item 4.01**
    **Filed May 29, 2013**
    **File No. 333-157565**

Dear Mr. Rhodes:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Jenn Do

       Jenn Do
       Staff Accountant